EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

(Amounts in thousands)	Three Months Ended June 30		Six Months Ended June 30
	2007 (3)	2006	2007 (2)	2006
Income from continuing operations	$453,732	$343,462	$927,808	$642,604
Provision for income taxes from continuing operations	230,669	150,280	466,577	287,825

Income before income taxes from continuing operations	$684,401	$493,742	$1,394,385	$930,429
Interest on nondeposit interest bearing liabilities	244,906	145,425	488,304	283,722
Interest portion of rent expense from continuing operations	14,866	7,227	29,103	15,031

Total income for computation excluding interest on deposits	944,173	646,394	1,911,792	1,229,182
Interest on deposits	677,239	357,026	1,364,698	671,734

Total income for computation including interest on deposits	$1,621,412	$1,003,420	$3,276,490	$1,900,916

Fixed charges excluding interest on deposits	$259,772	$152,652	$517,407	$298,753
Fixed charges including interest on deposits	$937,011	$509,678	$1,882,105	$970,487

Ratio excluding interest on deposits (1)	3.63	4.23	3.69	4.11
Ratio including interest on deposits	1.73	1.97	1.74	1.96

Components of fixed charges:
Interest:
Interest on deposits	$677,239	$357,026	$1,364,698	$671,734
Interest on nondeposit interest bearing liabilities	244,906	145,425	488,304	283,722

Total interest charges	$922,145	$502,451	$1,853,002	$955,456

Rental expense	$44,598	$21,680	$87,309	$45,094

Portion of rental expense deemed representative of interest	$14,866	$7,227	$29,103	$15,031

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consists of income (loss) before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, consists of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.

(2)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $48 million was excluded.
(3)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $24 million was excluded.